UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 2)*

908 Devices Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

65443P102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65443P102	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,725,045
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,725,045

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,725,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 65443P102	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,725,045
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,725,045

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,725,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 65443P102	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Partners VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,725,045
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,725,045

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,725,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 65443P102	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSON(S) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,554
	6	SHARED VOTING POWER 5,725,045
	7	SOLE DISPOSITIVE POWER 19,554
	8	SHARED DISPOSITIVE POWER 5,725,045

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,744,599
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 65443P102	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSON(S) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,725,045
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,725,045

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,725,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 65443P102	13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSON(S) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,725,045
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,725,045

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,725,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 65443P102	13G	Page 8 of 11 Pages

Item 1(a).	Name of Issuer:

908 Devices Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

645 Summer Street, Boston, MA 02210

Item 2(a).	Name of Person Filing:

ARCH Venture Fund VII, L.P. (“ARCH Venture Fund VII”); ARCH Venture Partners VII, L.P. (“AVP VII LP”); ARCH Venture Partners VII, LLC (“AVP VII LLC”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

8755 W. Higgins Road, Suite 1025, Chicago, IL 60631

Item 2(c).	Citizenship:

ARCH Venture Fund VII and AVP VII LP are limited partnerships organized under the laws of the State of Delaware. AVP VII LLC is a limited liability companies organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number.

65443P102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 65443P102	13G	Page 9 of 11 Pages

Item 4.	Ownership:

(a)

Amount beneficially owned:

ARCH Venture Fund VII is the record owner of 5,725,045 shares of Common Stock (the “Record Shares”) as of December 31, 2022. AVP VII LP, as the sole general partner of ARCH Venture Fund VII, may be deemed to beneficially own the Record Shares. AVP VII LLC, as the sole general partner of AVP VII, may be deemed to beneficially own the Record Shares. As managing directors of AVP VII LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares. In addition, as of December 31, 2022, Crandell is a holder of vested options to purchase 19,554 shares of Common Stock (the “Vested Option Shares”).

(b)

Percent of class:

See line 11 of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person (other than Crandell) is based upon 31,711,284 shares of common stock outstanding as of November 9, 2022, as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022. For Crandell, the Vested Option Shares were included in the number of shares of Common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See line 5 of the cover sheets.

(ii)	Shared power to vote or to direct the vote: See line 6 of the cover sheets.

(iii)	Sole power to dispose or to direct the disposition: See line 7 of the cover sheets.

(iv)	Shared power to dispose or to direct the disposition: See line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 65443P102	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 13, 2023

ARCH VENTURE FUND VII, L.P.

By:       ARCH Venture Partners VII, L.P.

its General Partner

By:       ARCH Venture Partners VII, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:       ARCH Venture Partners VII, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:                           *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Clinton Bybee

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

This Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney included as Exhibit 2 to the Form 13G relating to the beneficial ownership of shares of 908 Devices Inc. by the Reporting Persons filed with the Securities and Exchange Commission on February 4, 2021, and incorporated herein in its entirety by reference.

CUSIP No. 65443P102	13G	Page 11 of 11 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of 908 Devices Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:    February 13, 2023

ARCH VENTURE FUND VII, L.P.

By:       ARCH Venture Partners VII, L.P.

its General Partner

By:       ARCH Venture Partners VII, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:       ARCH Venture Partners VII, LLC

its General Partner

By:                        *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:                           *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Clinton Bybee

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney included as Exhibit 2 to the Form 13G relating to the beneficial ownership of shares of 908 Devices Inc. by the Reporting Persons filed with the Securities and Exchange Commission on February 4, 2021, and incorporated herein in its entirety by reference.